UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                        Digital Generation Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   25392 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Gerald A. Poch, GE Capital Information Technology Solutions, Inc.
                      700 Canal Street, Stamford CT 06902
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 26, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMR control number.

--------------------------------------------------------------------------------
1.          Names of Reporting Persons
            I.R.S. Identification Nos. of above persons (entities only)
            GE Capital Information Technology Solutions, Inc.
--------------------------------------------------------------------------------

2.          Check the Appropriate Box if a Member of a Group
            (a)
            --------------------------------------------------------------------

            (b)X
--------------------------------------------------------------------------------

3.          SEC Use Only

--------------------------------------------------------------------------------

4.          Source of Funds
            OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.          Citizenship or Place of Organization
            State of Delaware

--------------------------------------------------------------------------------

Number               7.    Sole Voting Power         848,656
of Shares Bene-      -----------------------------------------------------------
ficially by          8.    Shared Voting Power       None
Owned by             -----------------------------------------------------------
Each Reporting       9.    Sole Dispositive Power    848,656
Persons With         -----------------------------------------------------------
                     10.   Shared Dispositive Power  None
                     -----------------------------------------------------------
                     11.         Aggregate Amount Beneficially Owned by Each
                                 Reporting Person
                    848,656
--------------------------------------------------------------------------------

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.         Percent of Class Represented by Amount in Row (11)

            6.5%
--------------------------------------------------------------------------------

14.         Type of Reporting Person

            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.          Names of Reporting Persons
            I.R.S. Identification Nos. of above persons (entities only)
            General Electric Company
--------------------------------------------------------------------------------

2.          Check the Appropriate Box if a Member of a Group
            (a)

            --------------------------------------------------------------------
            (b)X
--------------------------------------------------------------------------------

3.          SEC Use Only
--------------------------------------------------------------------------------

4.          Source of Funds
            Not applicable
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
            X
--------------------------------------------------------------------------------

6.          Citizenship or Place of Organization
            State of New York
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Number of            7.    Sole Voting Power       Disclaimed (see 11 below)
Shares Bene-         -----------------------------------------------------------
ficially by          8.    Shared Voting Power
Owned by             -----------------------------------------------------------
Each Reporting       9.    Sole Dispositive Power  Disclaimed (see 11 below)
Persons With         -----------------------------------------------------------
                     10.   Shared Dispositive Power
                     -----------------------------------------------------------
                     11.         Aggregate Amount Beneficially Owned by Each
                                 Reporting Person

                    Beneficial ownership of all shares disclaimed by General Electric Company
--------------------------------------------------------------------------------
12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.         Percent of Class Represented by Amount in Row (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------

14.         Type of Reporting Person

            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.          Names of Reporting Persons
            I.R.S. Identification Nos. of above persons (entities only)

            General Electric Capital Corporation
--------------------------------------------------------------------------------
2.          Check the Appropriate Box if a Member of a Group
            (a)
            --------------------------------------------------------------------
            (b)X
--------------------------------------------------------------------------------

3.          SEC Use Only
--------------------------------------------------------------------------------

4.          Source of Funds
            Not applicable
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.          Citizenship or Place of Organization
            State of New York
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of            7.    Sole Voting Power       Disclaimed (see 11 below)
Shares Bene-         -----------------------------------------------------------
ficially by          8.    Shared Voting Power
Owned by             -----------------------------------------------------------
Each Reporting       9.    Sole Dispositive Power  Disclaimed (see 11 below)
Persons With         -----------------------------------------------------------
                     10.   Shared Dispositive Power
                     -----------------------------------------------------------
                     11.   Aggregate Amount Beneficially Owned by Each Reporting
                           Person

                     Beneficial ownership of all shares disclaimed by General Electric Capital Corporation
--------------------------------------------------------------------------------

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.         Percent of Class Represented by Amount in Row (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------

14.         Type of Reporting Person

            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.          Names of Reporting Persons
            I.R.S. Identification Nos. of above persons (entities only)
            General Electric Capital Services, Inc. (formerly known as
            General Electric Financial Services, Inc.)
--------------------------------------------------------------------------------

2.          Check the Appropriate Box if a Member of a Group
            (a)
            --------------------------------------------------------------------
            (b)X
--------------------------------------------------------------------------------

3.          SEC Use Only
--------------------------------------------------------------------------------

4.          Source of Funds
            Not applicable
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.          Citizenship or Place of Organization
            State of Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of            7.    Sole Voting Power       Disclaimed (see 11 below)
Shares Bene-         -----------------------------------------------------------
ficially by          8.    Shared Voting Power
Owned by             -----------------------------------------------------------
Each Reporting       9.    Sole Dispositive Power  Disclaimed (see 11 below)
Persons With         -----------------------------------------------------------
                     10.   Shared Dispositive Power
                     -----------------------------------------------------------
                     11.         Aggregate Amount Beneficially Owned by Each
                                 Reporting Person

                     Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.
--------------------------------------------------------------------------------

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.         Percent of Class Represented by Amount in Row (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------

14.         Type of Reporting Person

            CO
--------------------------------------------------------------------------------

Item I. Security and Issuer.

            This statement relates to the common stock, no par value per share ("Common Stock"), of Digital Generation Systems, Inc., a California corporation (the "Issuer"), beneficially owned by GECITS (as defined below), through its ownership of Series A Convertible Preferred Stock ("Preferred Stock") of the Issuer convertible into Common Stock at the option of the holder. The Issuer's principal executive offices are at 875 Battery Street, San Francisco, California 94111.

            The entities identified in the first paragraph of the response to
Item 2 have entered into a Joint Filing Agreement, dated April 30, 1998, a copy of which is attached hereto as Schedule I.

Item 2. Identity and Background.

            This statement is filed by GE Capital Information Technology Solutions, Inc., a Delaware corporation ("GECITS"), General Electric Capital Corporation, a New York corporation ("GECC"), General Electric Capital Services, Inc., a Delaware corporation ("GECS") and General Electric Company, a New York corporation ("GE"). GECITS, GECC, GECS and GE each expressly disclaims that it is a member of a "group". GECC, GECS and GE each expressly disclaims beneficial ownership of all shares that may be deemed beneficially owned by GECITS. GECITS, GECC, GECS and GE are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

            GECITS is a Delaware corporation and a wholly owned subsidiary of GECC. GECITS is a computer systems integrator with its principal offices located at 700 Canal Street, Stamford, Connecticut 06902.

            GECC is a New York corporation and a wholly owned subsidiary of GECS and GECS is a wholly owned subsidiary of GE. GECC, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

            GECS (formerly known as General Electric Financial Services, Inc.) is a Delaware corporation with its principal executive offices located at 3003 Summer Street, Stamford, Connecticut 06905.

            GE is a New York corporation with its principal executive officers located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services. GE is a party to this filing solely because GECITS is an indirect wholly owned subsidiary of GE.

            For information with respect to the identity and principal occupation of each (i) executive officer and director of GECITS, see Schedule II attached hereto; (ii) executive officer and director of GECC, see Schedule III attached hereto; (iii) executive officer and director of GECS, see Schedule IV attached hereto; and (iv) executive officer and director of GE, see Schedule V attached hereto.

            Except as set forth below, during the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II, III, IV and V has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hersfordshire, England, Case No. 04/00320181).

            In April, 1994, General Electric Medical System's U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England, facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered...shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent...loss of any registered source."

            At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

            All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules II, III, IV and V are United States citizens, except N.D.T. Andrews, a Director and an Executive Officer of GECC and GECS, who is a citizen of the United Kingdom, P. Bhasin, an Executive Officer of GECC, who is a citizen of India, C.A.A.E. Mackenzie, an Executive Officer of GECC, who is a citizen of the United Kingdom, K. Ahlmann, a Director and an Executive Officer of GECS, who is a citizen of Denmark, P. Fresco, a Director of GE and a Director and an Executive Officer of GECC and GECS, who is a citizen of Italy, and C.X. Gonzalez, a Director of GE, who is a citizen of Mexico.

Item 3. Source and Amount of Funds or Other Consideration.

            The shares of Common Stock of the Issuer are deemed beneficially owned by GECITS through its holdings of Preferred Stock of the Issuer purchased pursuant to the Preferred Stock Purchase Agreement dated as of July 14, 1997, as amended on July 23, 1997, by and among the Issuer, GECITS and certain other purchasers (as amended, the "Stock Purchase Agreement") incorporated herein by reference. GECITS used internally generated funds in the amount of $3,000,000 to finance the purchases of Preferred Stock.

            GECITS acquired 344,979 shares of Preferred Stock on July 28, 1997 for a purchase price of $1,219,500.00 and 503,677 shares of Preferred Stock on August 26, 1997 for a purchase price of $1,780,500.00. In aggregate, GECITS acquired 848,656 shares of Preferred Stock at $3.535 per share for a total purchase price of $3,000,000.

Item 4. Purpose of Transaction.

            GECITS holds Preferred Stock for the purpose of investment and intends to reexamine its investment in the Issuer from time to time and, depending on market considerations and other factors, may convert Preferred Stock into Common Stock, or may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as it considers advisable.

            In connection with the issuance of Preferred Stock, the following changes resulted:

            a). The exact number of the directors of the Issuer was increased from five (5) to six (6) and one director was added to the Board. The new director, elected by the majority of the Board, is Mr. Larry Lenihan.

            b). The Board of Directors authorized issuance of 5,000,000 shares of Preferred Stock and reserved such number of shares of Common Stock to be issued upon conversion of the Preferred Stock as the then outstanding shares of Preferred Stock are convertible into.

            c). The Issuer's bylaws were amended so as to reflect changes in capitalization and in the structure of the Board of Directors of the Issuer.

            Subject to the foregoing, none of the following events has happened or is contemplated by the Reporting Persons:

            1). The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            2). An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            3). A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            4). Any other material change in the Issuer's business or corporate structure;

            5). Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            6). Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            7). A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            8). Any action similar to any of those enumerated above.

Item 5. Interest in the Securities of the Issuer.

            a). GECITS beneficially owns 848,656 shares of Common Stock of the Issuer through its holdings of 848,656 shares of Preferred Stock of the Issuer (preferences and special rights of Preferred Stock are listed in the Certificate of Determination of Rights of Series A Convertible Preferred Stock of Digital Generation Systems, Inc. (the "Certificate of Determination") incorporated herein by reference). Preferred Stock is convertible at the option of GECITS into Common Stock of the Issuer at a conversion ratio equal to $3.535 (the "Preferred Amount Per Share") divided by the Conversion Price, initially equal to $3.535 and subject to anti-dilution adjustments. If GECITS were to convert all its shares of Preferred Stock into shares of Common Stock at the present Conversion Ratio, it would own approximately 6.5% of the issued and outstanding shares of Common Stock, based on the information provided by the Issuer to GECITS that the Issuer presently has 12,971,340 shares of Common Stock issued and outstanding. Holders of Preferred Stock are entitled to vote their shares on an "as converted" basis on all matters calling for a vote of Common Stock shareholders. Holders of Preferred Stock have a right to vote separately as a single class to elect one director of the Issuer.

            b). To the best knowledge of GECITS, no person other than GECITS has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which GECITS may be deemed to beneficially own.

            c). On July 28, 1997 and on August 26, 1997, GECITS acquired an aggregate of 848,656 shares of Preferred Stock of the Issuer for a total purchase price of $3,000,000.

            The Reporting Persons have not effected any transactions in the Preferred or Common Stock of the Issuer during the past sixty days.

            d). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock into which the shares of the Preferred Stock beneficially owned by GECITS are convertible.

            e). Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

            GECITS purchased Preferred Stock of the Issuer pursuant to the Stock Purchase Agreement. Under the terms of the Stock Purchase Agreement, so long as the purchasers of Preferred Stock own 10% of the total outstanding stock of the Issuer (as calculated pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended), the Issuer agrees to take necessary action to cause a designee of the holders of Preferred Stock to be nominated, and to use its best efforts to cause such designee to be elected, to the Board of Directors. In addition, GECITS has rights to acquire future privately offered equity securities of the Issuer as described in Section 4.8 of the Stock Purchase Agreement.

            GECITS is a party to the Amendment and Restatement No. 5 to Rights Agreement dated as of July 14, 1997 among the Issuer, GECITS and certain other holders of the securities of the Issuer (the "Registration Rights Agreement"). The Registration Rights Agreement is attached hereto as Exhibit C.

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to the securities of the Issuer, including any contract, arrangement, understanding or relationship concerning transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit A. Preferred Stock Purchase Agreement by and among the Issuer, GECITS and certain other purchasers, dated as of July 14, 1997, as amended on July 23, 1997.*

Exhibit B: Certificate of Determination of Rights of Series A Convertible Preferred Stock of the Issuer certified by the Secretary of State of the State of California on July 16, 1997.*

Exhibit C: Amendment and Restatement No. 5 to Rights Agreement dated as of July 14, 1997 among the Issuer, GECITS and certain other holders of the securities of the Issuer.

* These documents were filed with the Securities and Exchange Commission by the Issuer as Exhibits 2.2, 2.3 and 2.4 to its Current Report on Form 8-K filed on August 1, 1997 and are incorporated herein by reference.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          GE CAPITAL INFORMATION TECHNOLOGY
                                          SOLUTIONS, INC.


                                          By: /s/ Stanley Witkow
                                             -----------------------------------
                                             Name:  Stanley Witkow
                                             Title: Senior Vice President and
                                                    General Counsel



Dated: April 28, 1998

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          GENERAL ELECTRIC CAPITAL CORPORATION


                                          By: /s/ Nancy E. Barton
                                             -----------------------------------
                                             Name:  Nancy E. Barton
                                             Title: Senior Vice President



Dated: April 30, 1998

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                         By: /s/ Nancy E. Barton
                                            ------------------------------------
                                            Name:  Nancy E. Barton
                                            Title:  Senior Vice President



Dated: April 30, 1998

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          GENERAL ELECTRIC COMPANY


                                          By:  /s/ Nancy E. Barton
                                             -----------------------------------
                                             Name:  Nancy E. Barton
                                             Title: Attorney-In-Fact*

Dated: April 30, 1998


* See Power of Attorney attached to Schedule I.

                                                                      Schedule I

                             JOINT FILING AGREEMENT

            The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to Common Stock of Digital Generation Systems, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated: April 30, 1998

                                       GE CAPITAL INFORMATION TECHNOLOGY
                                       SOLUTIONS, INC.


                                       By: /s/ Stanley Witkow
                                           -----------------------------------
                                           Name:  Stanley Witkow
                                           Title: Senior Vice President and
                                                  General Counsel


                                       GENERAL ELECTRIC CAPITAL CORPORATION


                                       By: /s/ Nancy E. Barton
                                           -----------------------------------
                                           Name:  Nancy E. Barton
                                           Title: Senior Vice President


                                       GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                       By: /s/ Nancy E. Barton
                                           -----------------------------------
                                           Name:  Nancy E. Barton
                                           Title: Senior Vice President


                                       GENERAL ELECTRIC COMPANY


                                       By: /s/ Nancy E. Barton
                                           -----------------------------------
                                           Name:  Nancy E. Barton
                                           Title: Attorney-In-Fact*

* See Power of Attorney attached to Schedule I.

                                POWER OF ATTORNEY

            The undersigned, General Electric Company, a New York corporation (hereinafter referred to as the "Corporation") does hereby make, constitute and appoint the persons listed below as the Corporation's true and lawful agent and attorney-in-fact (hereinafter referred to as the "Attorney") to act either together or alone in the name and on behalf of the Corporation for and with respect to the matters hereinafter described.

            Name of Attorney:   Joan C. Amble
                                Nancy E. Barton
                                Jeffrey S. Werner
                                Michael A. Gaudino
                                J. Gordon Smith
                                Michael E. Pralle
                                Paul J. Licursi

            Each Attorney shall have the power and authority to do the following:

            To execute and deliver any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 on behalf of the Corporation with regard to any securities owned by General Electric Capital Services, Inc., General Electric Capital Corporation or any of their subsidiaries.

            And, in connection with the foregoing, to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary or convenient for the Corporation in order to more effectively carry out the intent and purpose of the foregoing.

            Agreements, commitments, documents, instruments, and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Corporation without attestation and without affixation of the seal of the Corporation. The Power of Attorney conferred hereby shall not be delegable by any Attorney. The Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

            Unless sooner revoked by the Corporation, this Power of Attorney shall be governed under the laws of the State of New York and the authority of the Attorney hereunder shall terminate on March 31, 2000.

            IN WITNESS WHEREOF, the Corporation has caused this Power of Attorney to be executed, attested and its corporate seal to be affixed pursuant to authority granted by the Corporation's board of directors, as of the 30th day of April, 1998.

                                        General Electric Company

(Corporate Seal)
                                        By: /s/ Philip D. Ameen
                                            ------------------------------------
                                            Philip D. Ameen, Vice President

Attest:


/s/ Robert E. Healing
------------------------------------
Robert E. Healing, Attesting Secretary

                                                                     Schedule II


      GE CAPITAL INFORMATION TECHNOLOGY SOLUTIONS, INC. EXECUTIVE OFFICERS


            The business address of each of the persons listed below is 700 Canal Street, Stamford, Connecticut 06902.

            The names and principal occupations of the Officers of GE Capital Information Technology Solutions, Inc. are as follows:

Officers                            Position(s)
--------                            -----------

Gerald A. Poch                      President

Frederick Flynn                     Senior Vice President, Chief Financial
                                    Officer, Treasurer

Philip Gavey                        Assistant Treasurer

Stanley Witkow                      Secretary

Norman Fassler                      Assistant Secretary

Harri Singh                         Controller

            The sole Director of GE Capital Information Technology Solutions, Inc. is Gerald A. Poch and his principal occupation is to act as an officer and director of GE Capital Information Technology Solutions, Inc.

                                                                    Schedule III

                      General Electric Capital Corporation

            The business address of each of the persons listed below is 260 Long Ridge Road,

Stamford, Connecticut 06927.

            The names and principal occupations of the Officers of General Electric Capital Corporation are as follows:

Officers:                Positions:
---------                ----------

G.C. Wendt               Chairman of the Board and Chief Executive Officer

D.J. Nayden              President and Chief Operating Officer

N.D.T. Andrews           Executive Vice President

M.A. Neal                Executive Vice President

E.D. Stewart             Executive Vice President

N.E. Barton              Senior Vice President, General Counsel and Secretary

J.A. Colica              Senior Vice President, Global Risk Management

M.D. Fraizer             Senior Vice President, Insurance/Investment Products

R.L. Lewis               Senior Vice President, Structured Finance Group

J.A. Parke               Senior Vice President, Finance

T.S. Thomson             Senior Vice President, Strategic Planning and
                         Business Development

L.J. Toole               Senior Vice President, Human Resources

J.S. Werner              Senior Vice President, Corporate Treasury and Global
                         Funding Operation

A.N. Abaya               Vice President

R.M. Agans               Vice President

D.G. Amble               Vice President

J.C. Amble               Vice President and Controller

S.F. Ambrose, Jr.        Vice President

C.S. Anderson            Vice President

K.R. Baldwin             Vice President

M.S. Barber              Vice President

M.J. Barrett             Vice President

S.M. Bennett             Vice President

P. Bhasin                Vice President

K.J. Bongarten           Vice President

J.M. Campbell, Jr.       Vice President

K.A. Cassidy             Vice President

R.A. Cole                Vice President

B.E. Daniele             Vice President

R. D'Alvino              Vice President

J.L. Day                 Vice President

P.P. de Campos           Vice President

L.J. DeMonaco            Vice President

S.L. Derickson           Vice President

T.F. Fanelli             Vice President

R.A. Fattori             Vice President

M.R. Ferla               Vice President

M.S. Ford                Vice President

M.A. Gaudino             Vice President

V.F. Guaglianone         Vice President

D.B. Henry               Vice President

H.A. Hubschman           Vice President

J.E. Hyman               Vice President

T.D. Iker                Vice President

S.P. Joyce               Vice President

M.M. Keane               Vice President

S.F. Kluger              Vice President

S.B. Koenigsberg         Vice President

M.L. Landis              Vice President

G.N. Lanik               Vice President

N.C.T. Liu               Vice President

J.M. Loree               Vice President

C.A.A.E. Mackenzie       Vice President

J.P. Malfettone          Vice President

T.H. Mann                Vice President

K.V. Marinello           Vice President

B.T. McAnaney            Vice President

J.A. McKinley, Jr.       Vice President

M.A. Meiches             Vice President

D.H. Mudd                Vice President

D.R. Nissen              Vice President

J.V. Ogden               Vice President

R.O. O'Reilly            Vice President

R.E. Pfeiffer            Vice President

D.W. Porter              Vice President

M.E. Pralle              Vice President

R.R. Pressman            Vice President

H.M. Pyles               Vice President

C.H. Richmond            Vice President

M.S. Sheinbaum           Vice President

R.F. Smith               Vice President

W.D. Strittmatter, Jr.   Vice President

G.R. Tappert             Vice President

J. Tremante              Vice President

D.E. Tucker              Vice President

R.F. Wacker              Vice President

J.D. Weeks               Vice President

            The names of Directors of General Electric Capital Corporation are as follows:

                                 N.D.T. Andrews
                                   N.E. Barton
                                    J.R. Bunt
                                    D.M. Cote
                                 D.D. Dammerman
                                    P. Fresco
                               B.W. Heineman, Jr.
                                   J.R. Immelt
                               W.J. McNerney, Jr.
                                   J.H. Myers
                                  R.L. Nardelli

                                   D.J. Nayden
                                    M.A. Neal
                                   J.A. Parke
                                  J.M. Samuels
                                  E.D. Stewart
                                 J.F. Welch, Jr.
                             Gary C. Wendt, Chairman


                                   Citizenship
                           (other than United States)

                     N.D.T. Andrews         United Kingdom
                     P. Bhasin              India
                     P. Fresco              Italy
                     C.A.A.E. Mackenzie     United Kingdom

                                                                     Schedule IV

                     General Electric Capital Services, Inc.

            The business address of each of the persons listed below is 3003 Summer Street, Stamford, Connecticut 06905.

            The names and principal occupations of the Officers of General Electric Capital Services, Inc. are as follows:

Officers:               Positions:
---------               ----------

G.C. Wendt              Chairman of the Board, President and Chief Executive
                        Officer

K. Ahlmann              Executive Vice President

N.D.T. Andrews          Executive Vice President

D.J. Nayden             Executive Vice President

M.A. Neal               Executive Vice President

E.D. Stewart            Executive Vice President

N.E. Barton             Senior Vice President, General Counsel and Secretary

J.A. Parke              Senior Vice President, Finance

L.J. Toole              Senior Vice President, Human Resources

J.S. Werner             Senior Vice President, Corporate Treasury and Global
                        Funding Operation

J.C. Amble              Vice President and Controller

B.E. Daniele            Vice President and Senior Litigation Counsel

R. D'Avino              Vice President and Senior Counsel, Taxes

S.F. Ambrose, Jr.       Assistant Secretary

B.C. Bennett            Assistant Secretary

S.P.F. Cameron          Assistant Secretary

V.F. Guaglianone        Assistant Secretary

J.J. Leibell            Assistant Secretary

B.T. McAnaney           Assistant Secretary

J.V. Ogden              Assistant Secretary

J.T. Cassidy            Assistant Treasurer, Taxes

D. Flammetta            Assistant Treasurer, Taxes

J.L. Hyde               Assistant Treasurer, Taxes

K.E. Kempson            Assistant Treasurer, Taxes

J. Amato                Assistant Treasurer, State Taxes

P. Lecouras             Assistant Treasurer, State Taxes

G.J. Schulman           Assistant Treasurer, State Taxes

J. Van Cleave           Assistant Treasurer, State Taxes

D.R. Sweeney            Assistant Treasurer

J. Tremante             Assistant Treasurer

K.J. Yoh                Assistant Treasurer

            The names of Directors of General Electric Capital Services, Inc. are as follows:

                                   K. Ahlmann
                                 N.D.T. Andrews
                                    J.R. Bunt
                                 D.D. Dammerman
                                    P. Fresco
                               B.W. Heineman, Jr.
                                   J.H. Myers
                                  R.L. Nardelli
                                   D.J. Nayden
                                    M.A. Neal
                                  J.M. Samuels
                                  E.D. Stewart
                                 J.F. Welch, Jr.
                             Gary C. Wendt, Chairman

                                   Citizenship
                           (other than United States)

                     K. Ahlmann             Denmark
                     N.D.T. Andrews         United Kingdom
                     P. Fresco              Italy

                                                                      Schedule V

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

            The business address of each of the persons listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

            The names and principal occupations of the Officers of General Electric Company are as follows:

Officers                Position(s)
--------                -----------

J.F. Welch, Jr.         Chairman of the Board and Chief Executive Officer

P. Fresco               Vice Chairman of the Board and Executive Officer

P.D. Ameen              Vice President and Comptroller

J.R. Bunt               Vice President and Treasurer

D.L. Calhoun            Senior Vice President - GE Lighting

W.J. Conaty             Senior Vice President - Human Resources

D.M. Cote               Vice President - GE Appliances

D.D. Dammerman          Senior Vice President - Finance

L.S. Edelheit           Senior Vice President - Corporate Research and
                        Development

B.W. Heineman, Jr.      Senior Vice President - General Counsel and Secretary

J.R. Immelt             Senior Vice President - GE Medical Systems

W.J. Lansing            Vice President - Corporate Business Development

G. S. Malm              Senior Vice President - Asia

W.J. McNerney, Jr.      Senior Vice President - GE Aircraft Engines

E.F. Murphy             Vice Chairman of the Board and Executive Officer

R.L. Nardelli           Senior Vice President - GE Power Systems

R.W. Nelson             Vice President - Corporate Financial Planning and
                        Analysis

J.D. Opie               Vice Chairman of the Board and Executive Officer

G.M. Reiner             Senior Vice President - Chief Information Officer

J. G. Rice              Vice President - GE Transportation Systems

G.L. Rogers             Senior Vice President - GE Plastics

J.W. Rogers             Vice President - GE Motors

L.G. Trotter            Vice President - GE Electrical Distribution and Control

            The names and principal occupations of Directors of General Electric Company are as follows:

D.W. Calloway                           Chairman of the Board, Chief
                                        Executive Officer and Director,
                                        PepsiCo, Inc.

J.I. Cash, Jr.                          Professor of Business
                                        Administration-Graduate
                                        School of Business Administration,
                                        Harvard University

S.S. Cathcart                           Retired Chairman, Illinois Tool Works

D.D. Dammerman                          Senior Vice President-Finance,
                                        General Electric Company

P. Fresco                               Vice Chairman of the Board and
                                        Executive Officer, General Electric
                                        Company

C.X. Gonzalez                           Chairman of the Board and Chief
                                        Executive Officer, Kimberly-Clark de
                                        Mexico, S.A. de C.V.

G.G. Michelson                          Former Director, Federated Department
                                        Stores

E.F. Murphy                             Vice Chairman of the Board and
                                        Executive Officer

S. Nunn                                 Partner, King & Spalding

J.O. Opie                               Vice Chairman of the Board and
                                        Executive Officer, General Electric
                                        Company

R.S. Penske                             Chairman of the Board and President,
                                        Penske Corporation

F.H.T. Rhodes                           President Emeritus, Cornell University

A.C. Sigler                             Retired Chairman of the Board and CEO
                                        and former Director, Champion
                                        International Corporation

D.A. Warner III                         Chairman of the Board, President, and
                                        Chief Executive Officer, J.P. Morgan
                                        & Co. Incorporated and Morgan
                                        Guaranty Trust Company

J.F. Welch, Jr.                         Chairman of the Board and Chief
                                        Executive Officer, General Electric
                                        Company


                                   Citizenship
                           (other than United States)

                          C.X. Gonzalez          Mexico
                          P. Fresco              Italy

                                                                       EXHIBIT C

                        DIGITAL GENERATION SYSTEMS, INC.

                         AMENDMENT AND RESTATEMENT NO. 5
                                       TO
                                RIGHTS AGREEMENT

      This AMENDMENT AND RESTATEMENT NO. 5 TO RIGHTS AGREEMENT (this "Rights Agreement") is entered into as of July 14, 1997, by and among Digital Generation Systems, Inc., a California corporation (the "Company"), purchasers of the Company's Series A Convertible Preferred Stock listed on Exhibit A as New Rights Holders and IndeNet, Inc., a Delaware corporation ("IndeNet" and, collectively, with the purchasers of the Company's Series A Convertible Preferred Stock, the "New Rights Holders") and certain securityholders of the Company listed on Exhibit A attached hereto signing a counterpart signature page hereto (the "Existing Rights Holders").

                                    RECITALS

      A. On November 9, 1992, in connection with the Series A Preferred Stock Purchase Agreement, the Company, certain holders of the Company's Series A Preferred Stock, and John Armstrong, Ron Denman, Dan Carrico and Randy Morser (the "Founders") entered into an Amendment and Restatement No. I to Rights Agreement (the "Restatement No. 1"), which conferred upon "Shareholders" (as that term is defined therein) certain rights including registration rights and rights of first offer, and conferred upon certain Founders and holders of Series A Preferred rights to co-sale.

      B. On December 4, 1992, in connection with IAI Venture Partner II's ("IAI") (now "Coral Partners II") purchase of the Company's Series A Preferred Stock pursuant to the Series A Preferred Stock Purchase Agreement dated December 4, 1992, the Company and certain parties to the Restatement and IAI entered into the First Amendment to the Restatement No. 1 (the "First Amendment"), which provided that IAI would be considered a "Shareholder" under the Restatement No. 1 to the same extent as if it had been one of the original parties to the Restatement No. 1.

      C. On January 22, 1993, in connection with the issuance to Phoenix Leasing Incorporated ("Phoenix") of a warrant to purchase Series A Preferred Stock (the "Series A Warrant") pursuant to an equipment lease agreement, the Company and certain parties to the Restatement No. 1 and Phoenix entered into the Second Amendment to the Restatement No. 1 (the "Second Amendment"), which provided that Phoenix would be considered a "Shareholder" under the Restatement No. 1 to the same extent as if it had been one of the original parties to the Restatement No. 1.

      D. On March 10, 1994, in connection with the sale of Series B Preferred Stock pursuant to the Series B Preferred Stock Purchase Agreement dated March 10, 1994, the Company, certain parties to the Restatement No. 1 and the holders of Series B Preferred Stock (the "Series B Holders"), entered into the Third Amendment (the "Third Amendment") which provided that the Series B Holders would be considered "Shareholders" under the Restatement No. 1 to the same extent as if they had been original parties to the Restatement No. 1.

      E. On November 14, 1994, in connection with the sale of additional shares of Series B Preferred Stock (the "New Series B Shares") to certain existing Series B Holders, pursuant to the Amendment No. 1 to the Series B Stock Purchase Agreement, the Company and the Existing Rights Holders entered into an Amendment and Restatement No. 2 to Rights Agreement (the "Restatement No. 2"), amending and restating the Restatement No. 1, as amended, to extend certain rights, including registration rights and rights of first offer, to the New Series B Shares.

      F. On November 18, 1994, in connection with the sale of Series C Preferred Stock pursuant to the Series C Preferred Stock Purchase Agreement dated November 18, 1994, the Company, certain parties to the Restatement No. 2 and the holders of Series C Preferred Stock (the "Series C Holders") entered into an Amendment and Restatement No. 3 to Rights Agreement (the "Restatement No. 3") amending and restating the Restatement No. 2 to confer upon the Series C Holders certain rights, including registration rights and rights of first offer.

      G. On July 27, 1995, in connection with the sale of Series D Preferred Stock pursuant to the Series D Preferred Stock Purchase Agreement dated [July 27, 1995], the Company, certain parties to the Restatement No. 3 and the holders of Series D Preferred Stock (the "Series D Holders") entered into an Amendment and Restatement No. 4 to Rights Agreement (the "Restatement No. 4") amending and restating the Restatement No. 3 to confer upon the Series D Holders certain rights, including registration rights and rights of first offer.

      H. On December 6, 1995, in connection with the initial firm commitment underwritten offering of the Common Stock of the Company, certain parties to the Restatement No. 4 signed a letter (the "Waiver Letter") transmitting a Waiver, Consent and Election (the "Waiver") waiving certain registration rights and certain rights of first offer and co-sale.

      I. The Company and the Existing Rights Holders, constituting the holders of a majority of the Registrable Securities (as that term is defined in the Restatement No. 4), in order to induce the New Rights Holders to purchase shares in the Company, desire to enter into a new agreement, which will supersede the Restatement No. 4, in its entirety, containing substantially similar provisions, eliminating the provisions of the Restatement No. 4. waived pursuant to the Waiver Letter and the Waiver, and granting registration rights to the holders of Series A Convertible Preferred Stock purchased by them pursuant to that certain Preferred Stock Purchase Agreement dated July [14], 1997 between the Company and such holders of Series A Convertible Preferred Stock, as well as shares of

Common Stock issued to IndeNet (the "IndeNet Shares") pursuant to that certain Stock Purchase Agreement (the "IndeNet Agreement") between the Company and IndeNet dated July [14], 1997. The holders of the Company's securities listed on Exhibit A attached hereto are hereinafter referred to as "Shareholders" and individually as a "Shareholder".

      The parties hereto agree as follows:

      Section 1. Registration Rights.

      1.1 Certain Definitions. As used in this Rights Agreement, the following definitions shall apply:

            "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

            "Conversion Stock" means the shares of the Common Stock issuable or issued upon conversion of the Shares, if applicable.

            "Founders Securities" means the shares of the Common Stock held by the Founders.

            "Holder" means any holder of outstanding Registrable Securities; provided, however, that for all purposes under this Section, the holder of any Shares shall be deemed to be the Holder of the Registrable Securities into which such Shares are then convertible.

            "Initiating Holders" means Holders of not less than 50% of the Registrable Securities.

            "Registrable IndeNet Shares" means (i) from the date of this Agreement until January 31, 1998, none of the IndeNet Shares, (ii) from February 1, 1998 through May 31, 1998, 100,000 of the IndeNet Shares, (iii) from June 1, 1998 until the date prior to the first anniversary of the date of this Agreement, an aggregate of 200,000 of the IndeNet Shares, and (iv) from the first anniversary of this Agreement and thereafter all of the IndeNet Shares.

            "Registrable Securities" means (i) the Conversion Stock, (ii) the Warrant Stock, (iii) the Registrable IndeNet Shares, and (iv) any shares of Common Stock of the Company issued upon a dividend, recapitalization, or similar event with respect to the Conversion Stock, the Registrable IndeNet Shares or the Warrant Stock, provided, however, that Registrable Securities shall not include any shares of Common Stock which have been registered and sold to the public, any shares sold pursuant to Rule 144 (or successor rule) promulgated by the Commission or Registrable Securities sold by a person in a transaction in which rights under this Rights Agreement are not assigned.

            "Registration Expenses" means all expenses incurred by the Company in complying with Sections 1.2 and 1.3, including, without limitation, all registration, qualification, filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company), all reasonable fees and disbursements of a single counsel designated by the Holders of a majority of the Registrable Securities to be registered for any Holder. Registration Expenses shall not include selling commissions, discounts or other compensation paid to underwriters or other agents or brokers to effect the sale.

            "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, as shall be in effect at the time.

            "Shares" means shares of the Company's Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series A Convertible Preferred Stock issued to the Shareholders and Common Stock issued to IndeNet pursuant to the IndeNet Agreement.

            "Warrant Stock" shall mean shares of Common Stock issuable upon conversion of Shares of Series A Preferred Stock issuable upon exercise of warrants issued by the Company to Phoenix.

            The terms "register", "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act (and any posteffective amendments filed or required to be filed), and the declaration or ordering of the effectiveness of such registration statement.

      1.2 Company Registration.

            (a) Notice of Registration. If at any time or from time to time, the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders, other than a registration relating solely to employee benefit plans, or a registration relating solely to a Rule 145 transaction, the Company shall:

                  (i) promptly give to each Holder and to each Founder written notice thereof, and

                  (ii) include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities and Founders Securities specified in a written request by each Holder and by each Founder received by the Company within fifteen (15) days after the Company mails such written notice, subject to the provisions below.

            (b) Underwriting. The right of any Holder and any Founder to registration pursuant to this Section 1.2 shall be conditioned upon the participation by such Holder or such Founder in such underwriting, if any, and the inclusion of the Registrable Securities of such Holder or the Founders Securities of such Founder in the underwriting to the extent provided herein. All Holders and all Founders proposing to distribute their securities through such underwriting shall (together with the Company and the other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company. Notwithstanding any other provision of this Section 1.2, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Securities and Founders Securities to be included in such registration. The Company shall so advise all Holders and all Founders distributing their securities through such underwriting, and there shall be excluded from such registration and underwriting, to the extent necessary to satisfy such limitation, first shares held by the Founders, then shares held by Holders, then shares which the Company wishes to register for its own account. As among the Holders as a group, the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated among the Holders, in proportion, as nearly as practicable, to the respective amounts of securities held by such Holders at the time of filing the registration statement, provided that in no event shall the number of Registrable Securities included in any such offering be reduced below 25% of the total number of securities included in such offering. To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocated to any Holder or to any Founder to the nearest 100 shares.

            If any Holder or Founder disapproves of the terms of any such underwriting, such Holder or Founder may elect to withdraw therefrom by written notice to the Company and the managing underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration. The Registrable Securities so withdrawn shall also be withdrawn from registration, and such Registrable Securities shall not be transferred in a public distribution prior to sixty (60) days after the effective date of such registration, or such other shorter period of time as the underwriters may require. If, by the withdrawal of such Registrable Securities, a greater number of Registrable Securities held by other Holders may be included in such registration (up to the maximum of any limitation imposed by the underwriters), then the Company shall offer to all Holders who have included Registrable Securities in the registration the right to include additional Registrable Securities in the same proportion and manner used in determining the underwriter limitation in this Section 1.2(b).

            (c) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this
Section 1.2 prior to the effectiveness of such registration whether or not any Holder or any Founder has elected to include securities in such registration.

            (d) Amendment of Founders Rights. Any amendment to this Section 1.2 which adversely affects the rights of the Founders shall be effected only by an amendment to this Agreement by the written consent of the holders of a majority of the Common Stock held by the Founders, by a majority in interest of the Shareholders and by the Company.

            (e) No Limit on Piggyback Registrations. There is no limitation on the number of times that a Holder or Founder may make a request for registration pursuant to this Section 1.2.

      1.3 Form S-3 Registration. In case the Company shall receive from a Holder or Holders a written request that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to an amount of the Registrable Securities owned by such Holder or Holders for which the anticipated aggregate offering price would be at least $500,000, the Company shall:

            (a) promptly give written notice of the proposed registration and any related qualification or compliance to all other Holders; and

            (b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within 20 days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification, or compliance pursuant to this Section 1.3:

                  (1) if Form S-3 is not available for such offering by the Holders;

                  (2) if the Company shall furnish to the Holders a certificate signed by the president of the Company stating that in the good faith judgment of the board of directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Form S-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than sixty (60) days after receipt of the initiating request of the Holder or Holders under this Section 1.3; provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period;

                  (3) if the Company has, within the twelve (12) month period preceding the date of such request, already effected two (2) registrations on Form S-3 for the Holders pursuant to this Section 1.3; provided, however, that in any event, even if two such registrations will have occurred within such twelve month period, IndeNet may, on one occasion on or after February 1, 1998, but prior to the first anniversary of this Agreement, make a written request that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to the Registrable IndeNet Shares; provided further that the expected proceeds of such offering shall be at least $500,000, in which case (i) no other Registrable Securities may participate in such registration without the approval of IndeNet and the Company, and (ii) the 60 day deferral permitted pursuant to subsection 1.3 (b)(2) shall not apply;

                  (4) in any jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act.

            Subject to the foregoing, the Company shall effect such registration, qualification, or compliance (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky (except that in no event shall the Company be required to qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this paragraph (d), be required to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction) or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders. Registrations effected pursuant to this Section 1.3 shall not be counted as registrations effected pursuant to Section 1.2.

            If the registration to be effected pursuant to this Section 1.3 is to be an underwritten public offering, it shall be managed by an underwriter or underwriters acceptable to the Company selected by a majority in interest of the Holders requesting registration. In such event, the right of any Holder to registration pursuant to this Section 1.3 shall be conditioned upon the participation by such Holder in such underwriting and the inclusion of the Registrable Securities of such Holder in the underwriting to the extent provided herein. If the managing underwriter so selected determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Securities held by such Holders to be included in such registration, provided that no limitation shall apply to the Registrable IndeNet Shares. The Company shall so advise such Holders, and the number of shares of Registrable Securities that may be included in the registration shall be allocated among such Holders in proportion to the respective amounts of Registrable Securities which would be held by each of such Holders at the time of filing of the registration statement; provided however, that on one occasion, in respect of a registration request pursuant to this
Section 1.3 with expected gross proceeds to the Holders of more than $15,000,000, at the written request of the holders of the Series A Convertible Preferred, the number of shares of Registrable Securities that may be included in such offering shall be allocated (x) first to IndeNet, (y) thereafter to the holders of the Series A Convertible Preferred Shares for up to 75% of the total offering among such Series A Preferred Stock Holders in proportion to the respective amounts of Registrable Securities which would be held by each of such Series A Preferred Stock Holders at the time of filing of the registration statement, with the remainder allocated to all other Holders of Registrable Securities in proportion to the respective amounts of Registrable Securities which would be held by each of such Holders at the time of filing of the registration statement. Any Registrable Securities that are so excluded from the underwriting shall be excluded from the registration. As used throughout this Section the term "Form S-3" shall be deemed to include any equivalent successor form for registration pursuant to the Securities Act.

      1.4 Expenses of Registration. All Registration Expenses incurred in connection with the registration, qualification or compliance pursuant to Sections 1.2 and 1.3 shall be borne by the Company.

      1.5 Registration Procedures. If and whenever the Company is required by the provisions of this Section 1 to use its best efforts to effect promptly the registration of Registrable Securities, the Company shall:

            (a) Prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become and remain effective as provided herein (provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, or comparable statements under securities or blue sky laws of any jurisdiction, the Company will furnish to one counsel for the Holders participating in the planned offering (selected by the majority of the Registrable Securities) and the underwriters, if any, copies of all such documents proposed to be filed (including all exhibits thereto), which documents will be subject to the reasonable review and reasonable comment of such counsel, and, with respect to demand registration rights pursuant to Section 1.3 hereof, the Company shall not file any registration statement or amendment thereto or any prospectus or supplement thereto to which the holders of a majority of the Registrable Securities covered by such registration statement or the underwriters, if any, shall reasonably object in writing).

            (b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and current and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Securities covered by such registration statement, including such amendments and supplements as may be necessary to reflect the intended method of disposition of the prospective seller or sellers of such Registrable Securities, but for no longer than 180 days subsequent to the effective date of such registration in the case of a registration statement on Form S-1 (or any similar form of registration statement required to set forth substantially identical information) and for no longer than 120 days in the case of a registration statement on Form S-3.

            (c) Furnish to each prospective seller of Registrable Securities such number of copies of a registration statement and the prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents, as such seller and the underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities of such seller.

            (d) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

      1.6 Indemnification. In the event any of the Registrable Securities or Founders Securities are included in a registration statement under this Section 1:

            (a) The Company will indemnify and hold harmless (to the fullest extent permitted by law) each Holder, each of its officers and directors and partners and such Holder's separate legal counsel and independent accountants, and each person controlling such Holder within the meaning of Section 15 of the Securities Act, and each Founder, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, preliminary, final or summary prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company in connection with any such registration, qualification or compliance, and the Company will reimburse each such Holder, each of its officers and directors, fiduciaries, employees, general and limited partners and such Holders' separate legal counsel and independent accountants and each person controlling such Holder, each Founder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses as reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, 'loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder, such Founder or underwriter and stated to be specifically for use therein.

            (b) Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected and each Founder will, if Founders Securities held by such Founder are included in the securities as to which such registration, qualification or compliance is being affected, indemnify the Company, each of its directors and officers and its legal counsel and independent accountants, each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, and each other such Holder, each of its officers and directors and each person controlling such Holder within the meaning of Section 15 of the Securities Act, and each other such Founder, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such Holders, such directors, officers, persons, such Founders, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder or such Founder, as the case may be, and stated to be specifically for use therein; provided, however, that the obligations of each Holder and each Founder hereunder shall be limited to an amount equal to the net proceeds to each such Holder of Registrable Securities sold as contemplated herein and the proceeds to each such Founder of Founders Securities sold as contemplated herein.

            (c) Each party entitled to indemnification under this Section (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 1.6(c) except to the extent that the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action and provided further, that the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or separate and different defenses but shall continue to be liable for the costs of such defense. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnifying Party shall be liable for indemnification hereunder with respect to any settlement or consent to judgment, in connection with any claim or litigation to which these indemnification provisions apply, that has been entered into without the prior consent of the Indemnifying Party (which consent will not be unreasonably withheld).

            (d) If the indemnification provided for in this Section is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party with respect to such loss, liability, claim, damage or expense in the proportion that is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

            (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

            (f) The obligations of the Company, Holders and Founders under this
Section 1.6 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and otherwise.

      1.7 Information by Holder. Each Holder of Registrable Securities and each Founder holding Founders Securities included in any registration shall furnish to the Company such information regarding such Holder or such Founder and the distribution proposed by such Holder or such Founder as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 1.

      1.8 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Securities to the public without registration, the Company shall use its best efforts to:

            (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, beginning ninety
(90) days after (i) the effective date of the first registration statement filed by the Company for an offering of its securities to the general public, (ii) the Company registers a class of securities under Section 12 of the Securities Exchange Act of 1934, as amended, or (iii) the Company issues an offering circular meeting the requirements of Regulation A under the Securities Act;

            (b) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Securities Exchange Act of 1934, as amended (at any time after it has become subject to such reporting requirements);

            (c) Furnish to any Holder promptly upon request a written statement as to its compliance with the reporting requirements of Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Securities Exchange Act of 1934 (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

      1.9 Assignment of Registration Rights . The rights to cause the Company to register securities granted under this Section may be assigned to a transferee or assignee in connection with the transfer or assignment of shares of Registrable Securities only if such shares represent at least 1% of the outstanding shares of the Company's Common Stock (assuming conversion of all Preferred Stock to Common Stock) on the date of such assignment.

      1.10 Termination of Registration Rights. No Holder shall be entitled to exercise any right provided for in this Section 1 after five (5) years following the consummation of the sale of securities pursuant to a registration statement filed by the Company under the Act in connection with the initial firm commitment underwritten offering of its securities to the general public.

Section 2. Miscellaneous.

      2.1 Assignment. Except as otherwise expressly provided herein, the terms and conditions of this Rights Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto.

      2.2 Third Parties. Nothing in this Rights Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Rights Agreement, except as expressly provided herein.

      2.3 Governing Law. This Rights Agreement shall be governed by and construed under the laws of the State of California in the United States of America.

      2.4 Counterparts. This Rights Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      2.5 Notices.

            (a) All notices, requests, demands and other communications under this Rights Agreement or in connection herewith shall be given to or made upon the respective parties as follows:

To Digital Generation
  Systems, Inc.:              Digital Generation Systems, Inc.
                              150 Spear Street, Suite 1850
                              San Francisco, CA 94015
                              Telephone:  (415) 546-6600
                              Telecopy:  (415) 546-6601
                              Attention:  Secretary

To the Shareholders:  at their respective addresses as set forth in the stock purchase agreement pursuant to which their Shares were purchased.

            (b) All notices, requests, demands and other communications given or made in accordance with the provisions of this Rights Agreement shall be in writing, and shall be sent by airmail, return receipt requested, or by telex or telecopy (facsimile) with confirmation of receipt, and shall be deemed to be given or made when receipt is so confirmed.

            (c) Any party may, by written notice to the other, alter its address or respondent, and such notice shall be considered to have been given ten (10) days after the airmailing, telexing or telecopying thereof.

      2.6 Severability. If one or more provisions of this Rights Agreement are held to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary, shall be severed from this Rights Agreement, and the balance of this Rights Agreement shall be enforceable in accordance with its terms.

      2.7 Amendments and Waivers. Except as set forth in Section 1.2(d), any term of this Rights Agreement may be amended and the observance of any term of this Rights Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities then outstanding, each future holder of a such Registrable Securities, each Founder and the Company.

      2.8 Effect of Amendment or Waiver. Each Shareholder and its successors and assigns acknowledge that by the operation of Section 2.7 hereof the holders of a majority of the outstanding Registrable Securities, acting in conjunction with the Company, will have the right and power to diminish or eliminate all rights pursuant to this Rights Agreement, provided that any consent, waiver, modification or amendment shall apply equally to all Holders.

      2.9 Rights of Holders. Each holder of Registrable Securities shall have the absolute right to exercise or refrain from exercising any right or rights that such holder may have by reason of this Rights Agreement, including, without limitation, the right to consent to the waiver or modification of any obligation under this Rights Agreement, and such holder shall not incur any liability to any other holder of any securities of the Company as a result of exercising or refraining from exercising any such right or rights.

      2.10 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party to this Rights Agreement, upon any breach or default of the other party, shall impair any such right, power or remedy of such non-breaching party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Rights Agreement, or any waiver on the part of any party of any provisions or conditions of this Rights Agreement, must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Rights Agreement, or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

      2.11 Coordination of Prior Rights and Effectiveness. The Existing Rights Holders hereby agree that the execution and delivery of this Rights Agreement is an amendment and restatement of the Restatement No. 4 and the rights contained in the Restatement No. 4 shall be null and void as of the execution hereof by
(a) the holders of a majority of the Registrable Securities, (b) the Company, and (c) each of the New Rights Holders, whereupon Restatement No. 4 shall be superseded in its entirety by the terms of this Rights Agreement.

      Signature page to Amendment and Restatement No. 5 to Rights Agreement

      IN WITNESS WHEREOF, the parties hereto have executed this Rights Agreement as of the day and year first above written.

COMPANY:

DIGITAL GENERATION SYSTEMS, INC., a
   California corporation


By:
   -------------------------------------------
   Henry Donaldson, Chief Executive Officer


EXISTING RIGHTS HOLDERS:

COWEN INVESTMENT PARTNERSHIP XXII


By:
   -------------------------------------------
   Name:
        --------------------------------------
   Title:
         -------------------------------------


NEEDHAM EMERGING GROWTH PARTNERS, L.P.


By:
   -------------------------------------------
   Raj Rajaratnam, Managing General Partner


CROWN-GLYNN ASSOCIATES, a
   Limited Partnership


By:
   -------------------------------------------
   John W. Glynn, Jr., General Partner


CROWN ASSOCIATES III,
   A Limited Partnership


By:
   -------------------------------------------
   John W. Glynn, Jr., General Partner

     Signature page to Amendment and Restatement No. 5 to Rights Agreement


THE CROWN TRUST


By:
   -------------------------------------------
   Lisa Solomon, Trust Administrator


SIERRA VENTURES IV,
a California Limited Partnership

By its General Partner,
WENDELL TOBKIN & DRAZAN ASSOCIATES/SV ASSOCIATES IV a California Limited Partnership


By:
   -------------------------------------------
   Jeff Drazan, General Partner


SIERRA VENTURES IV INTERNATIONAL,
a California Limited Partnership

By its General Partner,
WENDELL TOBKIN & DRAZAN ASSOCIATES/SV ASSOCIATES IV a California Limited Partnership


By:
   -------------------------------------------
   Jeff Drazan, General Partner


AT&T VENTURE COMPANY, L.P.


By:
   -------------------------------------------
   Neal Douglas, General Partner


KLEINER, PERKINS, CAUFIELD & BYERS VI, L.P.


By:
   -------------------------------------------
   Brook Byers, General Partner

     Signature page to Amendment and Restatement No. 5 to Rights Agreement


KPCB VI FOUNDER'S FUND


By:
   -------------------------------------------
   Brook Byers, General Partner


MAYFIELD ASSOCIATES FUND II


By:
   -------------------------------------------
   Michael Levinthal, General Partner


MAYFIELD VII


By:
   -------------------------------------------
   Michael Levinthal, General Partner


AT&T VENTURE COMPANY, L.P.


By:
   -------------------------------------------
   Neal Douglas, General Partner


KLEINER, PERKINS, CAUFIELD & BYERS VI, L.P.


By:
   -------------------------------------------
   Brook Byers, General Partner


KPCB VI FOUNDER'S FUND


By:
   -------------------------------------------
   Brook Byers, General Partner


MAYFIELD ASSOCIATES FUND II


By:
   -------------------------------------------
   Michael Levinthal, General Partner

     Signature page to Amendment and Restatement No. 5 to Rights Agreement


MAYFIELD VII


By:
   -------------------------------------------
   Michael Levinthal, General Partner


CORAL PARTNERS II, a limited partnership


By:
   -------------------------------------------
   Name:
        --------------------------------------
   Title:
         -------------------------------------


----------------------------------------------
B.J. Cassin


----------------------------------------------
Peter A. Howley


----------------------------------------------
Roger L. Headrick


----------------------------------------------
Linda L. Watchmaker


DAIN BOSWORTH INC.
Custodian FBO Yuval Almog SEP/IRA


By:
   -------------------------------------------
   Name:
        --------------------------------------
   Title:
         -------------------------------------


GLYNN VENTURES III, L.P.


By:
   -------------------------------------------
   Name:
        --------------------------------------
   Title:
         -------------------------------------

     Signature page to Amendment and Restatement No. 5 to Rights Agreement


FOUNDERS:


----------------------------------------------
John Armstrong


----------------------------------------------
Ronald Denman


NEW RIGHTS HOLDERS:

INDENET, INC.


By:
   -------------------------------------------
   Name:
        --------------------------------------
   Title:
         -------------------------------------


PEQUOT PRIVATE EQUITY FUND, L.P.


By:
   -------------------------------------------
   Name:
        --------------------------------------
   Title:
         -------------------------------------


PEQUOT PARTNERS FUND, L.P.


By:
   -------------------------------------------
   Name:
        --------------------------------------
   Title:
         -------------------------------------


PEQUOT OFFSHORE PRIVATE EQUITY FUND, INC.


By:
   -------------------------------------------
   Name:
        --------------------------------------
   Title:
         -------------------------------------

     Signature page to Amendment and Restatement No. 5 to Rights Agreement


PEQUOT INTERNATIONAL FUND, INC.


By:
   -------------------------------------------
   Name:
        --------------------------------------
   Title:
         -------------------------------------


GENERAL ELECTRTIC CAPITAL
   INFORMATION TECHNOLOGY SOLUTIONS


By:
   -------------------------------------------
   Name:
        --------------------------------------
   Title:
         -------------------------------------


TECHNOLOGY CROSSOVER VENTURES, L.P.
a Delaware Limited Partnership
By:  Technology Crossover Management, L.L.C.
Its: General Partner


By:
   -------------------------------------------
   Name:  Robert C. Bensky
   Title: Chief Financial Officer


TECHNOLOGY CROSSOVER VENTURES, C.V.
a Netherlands Antilles Limited Partnership
By:  Technology Crossover Management, L.L.C.
Its: Investment General Partner


By:
   -------------------------------------------
   Name:  Robert C. Bensky
   Title: Chief Financial Officer


TCV II, V.O.F.
a Netherlands Antilles Limited Partnership
By:  Technology Crossover Management II, L.L.C.
Its: Investment General Partner


By:
   -------------------------------------------
   Name:  Robert C. Bensky
   Title: Chief Financial Officer

     Signature page to Amendment and Restatement No. 5 to Rights Agreement


TECHNOLOGY CROSSOVER VENTURES II, L.P.
a Delaware Limited Partnership
By:  Technology Crossover Management II, L.L.C.,
Its: General Partner


By:
   -------------------------------------------
   Name:  Robert C. Bensky
   Title: Chief Financial Officer


TCV II (Q), L.P.
a Delaware General Partnership
By:  Technology Crossover Management II, L.L.C.,
Its: General Partner


By:
   -------------------------------------------
   Name:  Robert C. Bensky
   Title: Chief Financial Officer


TCV II STRATEGIC PARTNERS, L.P.
a Delaware Limited Partnership
By:  Technology Crossover Management II, L.L.C.,
Its: General Partner


By:
   -------------------------------------------
   Name:  Robert C. Bensky
   Title: Chief Financial Officer


TECHNOLOGY CROSSOVER VENTURES II, C.V.
a Netherlands Antilles Limited Partnership
By:  Technology Crossover Management II, L.L.C.,
Its: General Partner


By:
   -------------------------------------------
   Name:  Robert C. Bensky
   Title: Chief Financial Officer

     Signature page to Amendment and Restatement No. 5 to Rights Agreement


INTEGRAL CAPITAL PARTNERS III, L.P.
By:  Integral Capital Management III, L.P.,
Its: General Partner


By:
   -------------------------------------------
   Name:  Pamela K. Hagenah
   Title: General Partner


INTEGRAL CAPITAL PARTNERS
   INTERNATIONAL III, L.P.
By:  Integral Capital Management III, L.P.,
Its: Investment General Partner


By:
   -------------------------------------------
   Name:  Pamela K. Hagenah
   Title: a General Partner

     Signature page to Amendment and Restatement No. 5 to Rights Agreement


                                                                     EXHIBIT B-1


NEW RIGHTS HOLDERS

IndeNet, Inc.
Pequot Private Equity Fund, L.P.
Pequot Partners Fund, L.P.
Pequot Offshore Private Equity Fund, Inc.
Pequot International Fund, Inc.
General Electric Information Technology Solutions
Technology Crossover Ventures, L.P.
Technology Crossover Ventures, C.V.
TCV II, V.O.F.
Technology Crossover Ventures II, L.P.
TCV II (Q), L.P.
TCV II Strategic Partners, L.P.
Technology Crossover Ventures II, C.V.
Integral Capital Partners III, L.P.
Integral Capital Partners International III, L.P.

EXISTING RIGHTS HOLDERS

Cowen Investment Partnership XXII
Needham Emerging Growth Partners, L.P.
Crown-Glynn Associates, a Limited Partnership
Crown Associates III, A Limited Partnership
The Crown Trust

Sierra Ventures IV
Sierra Ventures IV International
AT&T Venture Company, L.P.
Kleiner, Perkins, Caufield & Byers VI, L.P.
KPCB VI Founder's Fund
Mayfield Associates Fund II
Mayfield VII
Coral Partners II (formerly "IAI Venture Partners II")
B.J. Cassin
Peter A. Howley
Linda L. Watchmaker
Dain Bosworth Inc
  Custodian FBO Yuval Almog SEP/IRA
Glynn Ventures III, L.P.

     Signature page to Amendment and Restatement No. 5 to Rights Agreement


FOUNDERS

John Armstrong
Daniel Carrico
Ronald Denman
Randall Morser

SHAREHOLDERS

Yuval Almog
John Armstrong
AT&T Venture Company, L.P.
Daniel A. Carrico and Esther Lerner Carrico, JTWROS
B.J. Cassin
Coral Partners II (formerly "IAI Venture Partners II")
Dain Bosworth Inc.
 Custodian FBO Yuval Almog SEP/IRA
Ronald J. Denman
Henry Donaldson
Patrick Dugan
Barbara Evans
James C. Fensel
Ted Gettelmen
Glynn Ventures III, L.P.
John B. Goodrich
Linda Graf
H. Irving Grousbeck
Mark C. Headrick
Peter A. Howley
Kleiner Perkins Caufield & Byers VI
David Koehler
KPC&B Founder's Fund
Herb Levitin
Mayfield Associates Fund
Mayfield VII
Edward F. Mclaughlin
Peter H. McNerney
Randall E. Morser
Dennis and Amy Peck
Phoenix Leasing Incorporated
William Shideler
Sierra Ventures IV
Sierra Ventures IV International
Robin Solis
Stanford University
Erick Steinberg
Carrie-Ann Stern

     Signature page to Amendment and Restatement No. 5 to Rights Agreement


Mort Topfer
Dave Wallach
Linda L. Watchmaker
Jeffrey Weinstein
WS Investment Company 92B
Bert Zaccaria